Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (925) 467-3230

Steven A. Burd
Chairman, President and Chief Executive Officer
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588

   Re: Safeway Inc.
     Definitive 14A
     Filed April 4, 2007
     File No. 1-00041

Dear Mr. Burd:

  We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

  In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

  If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation Committee, page 8

1. Please discuss whether the compensation consultant determined or recommended the amount or form of executive or director compensation. See Item 407(e)(3)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 19

2. Please refer to Securities Act Release 8732A, Section II.B.1. As noted in the release, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Mr. Burd received the highest base salary, non-equity incentive plan compensation amounts and grants of stock options, which were significantly higher than the amounts received by other named executive officers. Please supplement the narrative provided to explain the differences in the amounts of compensation awarded to the named executive officers.

Procedure for Determining Executive Officer Compensation, page 20

3. We note that the executive compensation committee reviews tally sheets at least annually to understand the nature of total compensation. Please discuss further the executive compensation committee's analysis of how each compensation element fits into the company's overall compensation objectives and affects decisions regarding the payment of other elements of compensation. See Item 402(b)(1)(vi) of Regulation S-K.

Description of Individual Elements of Compensation, page 20

4. You indicate that you evaluate individual factors in "setting base salaries, including the executive's experience, achievements, leadership teamwork and value" to the company and that you adjust bonuses based on individual factors. Please provide further analysis regarding the manner in which you consider the individual factors to structure and implement specific forms of compensation to reflect each named executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that you have considered. See Item 402(b)(2)(vii) of Regulation S-K.

Bonuses, page 21

5. You have not provided quantitative and qualitative disclosure of the financial and operational targets for the 2007 operating bonus plan or the capital bonus plan. See Instruction 2 to Item 402(b) of Regulation S-K. Please disclose or, to the extent you believe disclosure of these targets is not required because it would

result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

6. Please expand your disclosure regarding the bonus payments under each plan to explain why you determined to pay the maximum allowable bonus under the operating bonus plan and 95.4% of the maximum allowable bonus under the capital bonus plans for amounts exceeding the targets. Specifically, state whether the executive compensation committee required the actual results to have exceeded the target amounts by an identified percentage in order for the named executive officers to receive the maximum allowable bonus under the operating bonus plan and 95.4% of the maximum allowable bonus under the capital bonus plan, including the rationale for any downward adjustments. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Summary Compensation Table, page 30

7. Please include a narrative discussion explaining the amount of salary and bonus in proportion to total compensation received by each named executive officer. See Item 402(e)(1)(iv) of Regulation S-K.

Director Compensation, page 47

8. Please disclose by footnote to the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Item 402(k)(2)(iii) and (iv) of Regulation S-K and the related instruction.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Steven A. Burd
Safeway Inc.
August 21, 2007
Page 4

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel